Exhibit 16.1

ACELL

Accell

Christopher Hiestand CPA

May 10, 2017

 Thanks Rob.  We’ll get the ball rolling on this, but it will be a couple of weeks before we can get to the actual audit.  On another note, this is the last year we can do the audit.  The PCAOB switched us to a mandatory 5 year partner rotation policy and this will be my 5th year.  The concurring partner has also been on the engagement for five years, so unfortunately, our hands are tied.  We can do the audit for 12/31/16, but won’t be able to do the March 31 review.

Thanks,

Chris